SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 1, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release DEALINGS IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
LIMITED



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY A DIRECTOR
OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that a director of the company has purchased shares in the company, after having received clearance to do so in terms of Listings Requirement 3.66 as follows:

Details	M Cutifani
Date of purchase	1 August 2008
Quantity of shares purchased	10,000
Purchase price per share	R241.25
Total purchase price inclusive of brokerage and costs	R2,427,034.42
Type of interest	Beneficial

1 August 2008

JSE Sponsor: UBS

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 1, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary